Exhibit 99.3

PRETIUM RESOURCES INC.

(the “Company”)

CERTIFICATE

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers (Québec)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgement of the time periods (the “Abridgement”) prescribed by NI 54-101 in subsections 2.2(1) and 2.5(1) by the Company in respect of the Company’s special meeting of shareholders and optionholders to be held on January 20, 2022 (the “Meeting”), the undersigned, Vlada Cvijetinovic, Vice President, Legal, and Corporate Secretary of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Section 2.12 of NI 54-101;

(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.

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DATED as of December 20, 2021

PRETIUM RESOURCES INC.

By:	(signed) “Vlada Cvijetinovic”
	Name:	Vlada Cvijetinovic
	Title:	Vice President, Legal, and
Corporate Secretary